U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

October 27, 2022

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Bridges Investment Fund, Inc. (the “Company”)
File Nos.: 002-21600 and 811-01209

Dear Ms. Vroman-Lee:

The purpose of this letter is to respond to oral comments the Company received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 12, 2022, regarding the Company’s Preliminary Proxy Statement filed October 5, 2022 (SEC Accession No. 0000894189-22-007419). The Staff’s comments are summarized in bold font below followed by the Company’s respective responses. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.

The Company’s responses to your comments are as follows:

Comment 1.    Please confirm the proxy statement discloses the name of the Adviser, Distributor and Administrator pursuant to Item 22(3)(i) of Schedule 14(a).

Response:    The Company notes that the disclosure required by Item 22(3)(i) is currently included on page 19 of the proxy statement under the heading “OTHER SERVICE PROVIDERS.” Additionally, the Company will also add this information to the “QUESTIONS AND ANSWERS” section of the proxy statement for quick reference (see answer to Question #6).

Comment 2.    Please confirm whether the costs associated with the Reorganization include proxy solicitation.

Response:    The Company confirms that the costs associated with the Reorganization include proxy solicitation and notes this disclosure is currently included on page 4 in the “QUESTIONS AND ANSWERS” section (see answer to Question #11) and on page 19 under “EXPENSES OF THE REORGANIZATION.”

Comment 3.    Regarding the “QUESTIONS AND ANSWERS” section, please include contact information for the proxy solicitor in response to Question 15.

Response:    The Company responds by noting that the Fund will be conducting its own solicitation and will not be utilizing an outside firm. Accordingly, the phone number for one of the Fund’s officers has been provided.

Comment 4.    The Staff noted in the “Comparison of Fees and Expenses” section on page 4 of the Proxy Statement that the Fee Table does not include reference to the Operating Expenses Limitation Agreement. Please add a footnote to the “Total Annual Fund Operating Expenses” line item in the fee table to disclose the terms of the Operating Expenses Limitation Agreement. Additionally, the Staff observed that the Expense Cap is significantly higher than the Fund’s current operating expenses. Please address whether the Fund anticipates the expenses increasing after the Reorganization?

Response:    The Company notes that because the Target Fund is operating below its Expense Cap and the Acquiring Fund is estimated to operate below the Expense Cap after the Reorganization, the Fees and Expenses Table has omitted any footnote regarding the Operating Expenses Limitation Agreement as neither agreement is currently relevant to shareholders for understanding the expenses of the Fund.

That said, the Fund has added disclosure to page 2 of the “QUESTIONS AND ANSWERS” section regarding the Expense Cap for the Acquiring Fund (see answer to Question #5). In that section, the Staff will also observe that “it is anticipated that the Acquiring Fund will have a lower net expense ratio than the Target Fund.”

Comment 5.    The Staff notes in the “Comparison of the Investment Advisory Agreements” section under the “Expense Limitation” sub-section on page 12 there is a lone parenthesis typo at the end of the second paragraph. Please remove.

Response:    The Company has made the requested change.

Comment 6.    Regarding the “Comparison of the Investment Advisory Agreements” section under the “Expense Limitation” sub-section on page 12, in addition to discussing the 36 month limit, please also disclose that any such repayment will not exceed the expense limitation after the payment has taken into account (1) the expense cap at the time of the waiver; and (2) the expense cap at the time of recapture.

Response:    The Company responds by adding the following disclosure :

The Acquiring Fund’s Agreement states that the Adviser is entitled to be reimbursed for any reductions made by the Adviser in its fees or payment of expenses which are the Fund’s obligation, if so requested by the Adviser, within the following 36 months if the aggregate amount actually paid by the Fund toward the operating expenses for such period (taking into account the reimbursement) does not exceed the lesser of the Expense Cap in place at the time of waiver or at the time of reimbursement.

Comment 7.    Regarding the “Summary of the Agreement and Plan of Reorganization” section on page 18, please revise the term “important” in the first paragraph to “material” pursuant to Item 22(c)(8) of Schedule 14(a).

Response:    The Company has made the requested change.

Comment 8.    Regarding the “Expenses of the Reorganization” section on page 19, please disclose the material terms of the contract with the proxy solicitor. Other than via mail, please describe the method used to solicit proxies pursuant to Item 4 of Schedule 14(a). If a proxy solicitor will not be used, please remove this information from the proxy statement.

Response:    The Company responds by confirming that an external proxy solicitor will not be utilized. Rather, the Fund will conduct its own solicitation.

Comment 9.    In the “Security Ownership of Certain Beneficial Owners” section beginning on page 20, please confirm this section will be completed in the definitive proxy statement filing.

Response:    The Company supplementally confirms the Target Fund’s shareholders of record and/or beneficial owners who owned 5% or more of the Target Fund’s shares as of the Record Date will be disclosed in the definitive proxy statement filing.

Comment 10.    In Exhibit A containing the Agreement and Plan of Reorganization, please revise the defined terms of “New Fund” and “Existing Fund” to “Acquiring Fund” and “Target Fund,” respectively.

Response:    The Company has made the changes as requested.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at carl.gee@usbank.com or (414) 516-1716 or Elaine Richards at elaine.richards@usbank.com or (626) 914-7363.

Sincerely,

/s/ Carl G. Gee
Carl G. Gee
Assistant Vice President
U.S. Bank Global Fund Services

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